25 January 2007


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 (The "Act") - DISCLOSURE OF INTEREST IN SHARES


Corus Group plc (the "Company") received notification today from Bear Stearns International Trading Limited, that as of close of business on 23 January 2007, Bear Stearns International Trading Limited beneficially owned 28,613,089 ordinary shares representing an interest of 3.024% of the Company's issued share capital.

End.